UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS MASTER FUND, L.P.

(Name of Subject Company (Issuer))

HATTERAS MASTER FUND, L.P.

(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins

8540 Colonnade Center Drive

Suite 401

Raleigh, North Carolina 27615

919-846-2324

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.

Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

215-988-2700

June 19, 2014

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$53,000,000 (approximately 5% of 4/30 NAV) (a)	Amount of Filing Fee:	$6,826.40 (b)

(a)                                 Calculated as the aggregate maximum value of Interests being purchased.

(b)                                 Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.                                                  SUMMARY TERM SHEET.

•                                          Hatteras Master Fund, L.P. (the “Fund”) is offering to purchase Interests (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or $53,000,000 as of April 30, 2014) from partners of the Fund (the “Partners”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Partner desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below).  As used in this Schedule TO, the term “Interest” or “Interests” refers to the limited partnership interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Partner’s Interest as the context requires.  Partners that desire to tender an Interest for purchase must do so by 11:59 PM, Eastern Time on July 31, 2014 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Partners to tender an Interest for purchase is called the “Notice Due Date”, and is the date upon which the Offer expires.  The net asset value of Interests will be calculated for this purpose as of September 30, 2014, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•                                          The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.  Since the Fund’s fiscal year ending on or after the Repurchase Date is March 31, 2015, the Fund expects that the audit will be completed by the end of May 2015.

•                                          A Partner may tender its entire Interest or a portion of its Interest.  See Item 4(a)(1)(ii).

•                                          The tendering Partner will receive an initial payment in cash (valued according to the Fund’s Amended and Restated Agreement of Limited Partnership dated as of July 1, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Partnership Agreement”)) equal to at least 95% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered by the Partner that is accepted for purchase by the Fund (the “Initial Payment”).  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

•                                          In the case of a Partner that tenders its entire Interest, the Partner will receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund.  Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Partner.

•                                          Partial Interests will be repurchased on a “first in-first out” basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (as adjusted) until such capital contribution is decreased to zero).

•                                          The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Interests being tendered.  If the Fund accepts the tender of the Partner’s Interest, the Fund will make payment for Interests it purchases from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash.  See Item 4(a)(1)(ii).

•                                          Partners that desire to tender an Interest for purchase must do so by 11:59 PM, Eastern Time, on July 31, 2014 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Partner’s tender of an Interest on or prior to August 15, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date. See Item 4(a)(1)(vi).

•                                          If a Partner would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Hatteras Master Fund, L.P., c/o UMB Fund Services, Inc. at 803 W. Michigan St., Milwaukee, Wisconsin 53233, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 11:59 PM, Eastern Time, on July 31, 2014.  See Item 4(a)(1)(vii).  The value of the Interests may change between April 30, 2014 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Interests being purchased will be determined.  See Item 2(b).  Partners desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Partner has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on July 31, 2014, a Partner that tenders its entire Interest will remain a Partner of the Fund through the Repurchase Date, when the net asset value of the Partner’s Interest is calculated, notwithstanding the Fund’s acceptance of the Partner’s Interest for purchase.

ITEM 2.                                                  ISSUER INFORMATION.

(a)                                 The name of the issuer is “Hatteras Master Fund, L.P.”  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company, and is organized as a Delaware limited partnership.  The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

(b)                                 The title of the securities that are the subject of the Offer is “limited partnership interests,” or portions thereof, in the Fund.  As of the close of business on April 30, 2014, the net asset value of the Fund was $978,304,794.  Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Partners as described above in Item 1.

(c)                                  There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the Partnership Agreement.

ITEM 3.                                                  IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Hatteras Master Fund, L.P.”  The Fund’s principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324.  The General Partner of the Fund is Hatteras Investment Management LLC (the “General Partner”).  The principal executive office of the General Partner is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The Investment Managers of the Fund are Hatteras Investment Partners, LLC (“HIP”) and Morgan Creek Capital Management, LLC (“MCCM,” together with HIP, the “Investment Managers”).  The principal executive office of HIP is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The principal executive office of MCCM is located at 301 West Barbee Chapel Road, Suite 200, Chapel Hill, North Carolina, 27517.  The directors on the Fund’s board of directors (the “Board of Directors”) are David B. Perkins, H. Alexander Holmes, Steve E. Moss, Joseph Breslin, Thomas Mann, and Gregory S. Sellers.  Their address is c/o Hatteras Master Fund, L.P. at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4.                                                  TERMS OF THE TENDER OFFER.

(a)         (1) (i)                                           Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by

Partners by 11:59 PM, Eastern Time, on July 31, 2014 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)                                  The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on September 30, 2014, or, if the Offer is extended, as of any later Repurchase Date.  See Item 4(a)(1)(v) below.

A Partner may tender its entire Interest or a portion of its Interest.  The Partner will be paid an amount equal to the value, determined as of the Repurchase Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  The Partner will receive the Initial Payment in an amount equal to at least 95% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date.  The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.  In the case of a Partner that tenders its entire Interest, the Partner will also receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)                               The Offer is scheduled to expire at 11:59 PM, Eastern Time, on July 31, 2014.  Partners that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

(iv)                              Not applicable.

(v)                                 At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Partners of such extension.  If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated June 19, 2014, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Partners.

(vi)                              Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 PM, Eastern Time, July 31, 2014 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Partner’s tender of an Interest on or prior to August 15, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date.

(vii)                           Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 PM, Eastern Time, on July 31, 2014 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Partner tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)                        For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Interest.

(ix)                              If Interests in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)                                 The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Interests.  Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Investment Managers would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi)                              Not applicable.

(xii)                           The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer.  Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

A Partner who sells all or part of the Partner’s Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner’s adjusted tax basis in the Partner’s entire Interest at that time.  The Partner’s adjusted tax basis in the Partner’s Interest will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner.  It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner’s share of “unrealized receivables” of a partnership (as defined in Internal Revenue Code section 751).  No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner’s entire Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner’s adjusted tax basis in the Interest.

(2)                                 Not applicable.

(b)                                 Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.                                                  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on October 10, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the Partnership Agreement, each of which was provided to each Partner in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Managers.  The Registration Statement also states that the General Partner and the Investment Managers expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Partners quarterly each year.  The Fund commenced operations on January 3, 2005 and has made thirty-six previous offers to purchase Interests from Partners since inception.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the General Partner, the Investment Managers or members of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Managers; and (ii) any other person, with respect to the Interests.

ITEM 6.                                                  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)                                 The purpose of the Offer is to provide liquidity to Partners that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Partnership Agreement.

(b)                                 Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Partnership Agreement.  The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

On October 1, 2013, RCS Capital Corporation (the “Company”) and Scotland Acquisition, LLC, a newly formed wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of the Company, entered into an asset purchase agreement with certain principals of HIP and the General Partner (collectively the “Sellers”) and David Perkins, as the Sellers’ representative (the “Purchase Agreement”).  Besides the Purchase Agreement,  none of the Fund, the General Partner, the Investment Managers or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (5) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (6) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. The Board of Directors, including a majority of the directors who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”), voted to increase the size of the Board creating 1 vacancy. The Independent Directors nominated, and the Board of Directors approved Peter M. Budko to fill such vacancy. Subsequently, Partners voted to approve the election of the 6 existing Directors along with Mr. Budko.   In addition, the Board of Directors has determined that it is in the best interest of the Fund to appoint a new Director to fill a vacancy created by the passing of a former Director in December 2013. The Independent Directors nominated, and the Board of Directors approved Joseph A. Velk to fill such vacancy. Mr. Budko’s election and Mr. Velk’s appointment as Directors to the Fund’s Board of Directors will be effective upon the consummation of the transaction contemplated by the Purchase Agreement. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.                                                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)                                 The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Interests tendered.

(b)                                 There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)                                  Not applicable.

(d)                                 None of the Fund, the General Partner, the Investment Managers or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.

Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Partners, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.                                                  INTEREST IN SECURITIES OF THE ISSUER.

(a)                                 Based on March 31, 2014 unaudited values, David B. Perkins, Director and Chairman of the Board of Directors of the Fund, beneficially owns $948,044 of Interests in the Fund (approximately 0.09% of all Interests) through investments in the Hatteras Core Alternatives Institutional Fund, L.P., and the Hatteras Core Alternatives TEI Institutional Fund, L.P., each of which invests substantially all of its assets in the Fund.

Based on March 31, 2014 unaudited values, H. Alexander Holmes, Director of the Fund, beneficially owns $273,786 of Interests in the Fund (approximately 0.02% of all Interests) through investments in the Hatteras Core Alternatives Institutional Fund, L.P., which invests substantially all of its assets in the Fund.

Based on March 31, 2014 unaudited values, Thomas Mann, Director of the Fund, beneficially owns $112,168 of Interests in the Fund (approximately 0.01% of all Interests) through investments in the Hatteras Core Alternatives Institutional Fund, L.P., which invests substantially all of its assets in the Fund.

Based on March 31, 2014 unaudited values, Steve E. Moss, Director of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, Gregory S. Sellers, Director of the Fund, does not have any beneficial ownership in the Fund.

Based on March 31, 2014 unaudited values, Joseph Breslin, Director of the Fund, does not have any beneficial ownership in the Fund.

(b)                                 Other than the acceptance of subscriptions as of May 1, 2014 and June 1, 2014, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the General Partner, the Investment Managers, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Managers.

ITEM 9.                                                  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.                                           FINANCIAL STATEMENTS.

(a)                                 (1)                                 The Fund commenced operations on January 3, 2005.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Partners pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Unaudited Financial Statements for the Period Ended September 30, 2005, previously filed with the SEC on Form N-CSR on December 8, 2005; Audited Financial Statements for the Fiscal Year Ended March 31, 2006, previously filed with the SEC on Form N-CSR on June 9, 2006 and amended and filed with the SEC on October 23, 2006; Unaudited Financial Statements for the Period Ended September 30, 2006, previously filed with the SEC on Form N-CSR on December 6, 2006; Audited Financial Statements for the Fiscal Year Ended March 31, 2007, previously filed with the SEC on Form N-CSR on June 8, 2007; Unaudited Financial Statements for the Period Ended September 30, 2007, previously filed with the SEC on Form N-CSR on December 7, 2007; Audited Financial Statements for the Fiscal Year Ended March 31, 2008, previously filed with the SEC on Form N-CSR on June 9, 2008, and amended and filed with the SEC on June 10, 2008; Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 4, 2008; Audited Financial Statements for the Period Ended March 31, 2009, previously filed with the SEC on Form N-CSR on June 9, 2009; Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 9, 2009; Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 7, 2010; Unaudited Financial Statements for the Period Ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 9, 2010; Audited Financial Statements for the Period Ended March 31, 2011, previously filed with the SEC on Form N-CSR on June 6, 2011; Unaudited Financial Statements for the Period Ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011; Audited Financial Statements for the Period Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012; Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 7, 2012; Audited Financial Statements for the Period Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 10, 2013; Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 6, 2013; and Audited Financial Statements for the Period Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014.

(2)                                 The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)                                 Not applicable.

(4)                                 The Fund does not have shares, and consequently does not have book value per share information.

(b)                                 The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.                                           ADDITIONAL INFORMATION.

(a)                                 (1)                                 None.

(2)                                 None.

(3)                                 Not applicable.

(4)                                 Not applicable.

(5)                                 None.

(b)                                 None.

ITEM 12.                                           EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Partners and are incorporated herein by reference:

A.            Cover Letter to Offer to Purchase and Letter of Transmittal.

B.            Offer to Purchase.

C.            Form of Letter of Transmittal.

D.            Form of Notice of Withdrawal of Tender.

E.             Form of Letter from the Fund to Partners in connection with the Fund’s acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS MASTER FUND, L.P.

	By:	/s/ David B. Perkins
		Name:	David B. Perkins
		Title:	President and Chairman of the Board of Directors

HATTERAS INVESTMENT MANAGEMENT, LLC
as General Partner

	By:	/s/ David B. Perkins
		Name:	David B. Perkins
		Title:	Managing Member

June 19, 2014

EXHIBIT INDEX

EXHIBITS

A                                       Cover Letter to Offer to Purchase and Letter of Transmittal.

B                                       Offer to Purchase.

C                                       Form of Letter of Transmittal.

D                                       Form of Notice of Withdrawal of Tender.

E                                        Form of Letter from the Fund to Partners in connection with the Fund’s acceptance of tenders of Interests.